UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Medgenics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

58436Q203

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58436Q203

1.	Names of Reporting Persons Joshua Kanter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 672,799*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 672,799*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 672,799*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.7%**

12.	Type of Reporting Person (See Instructions) IN

*	The interests of Joshua Kanter (who is the brother of Joel Kanter, a director of Medgenics, Inc.) consist of:

(i) 11,015 shares of common stock held directly by him;

(ii) Securities held by Chicago Investments, Inc. (“CII”). Sole voting and investment control of common stock held by CII is vested in Joshua Kanter, as President and a Director of CII, but he disclaims any and all beneficial ownership of securities owned by such entity. Securities beneficially owned by CII consist of 637,005 shares of common stock, 5,357 shares of common stock subject to warrants exercisable at $4.54 per share expiring on 9/22/15 and 8,368 shares of common stock subject to warrants exercisable at $4.99 per share expiring on 4/12/16;

(iii) 4,285 shares of common stock held by The Holding Company, Inc. (“THC”). Sole voting and investment control of common stock owned by THC is vested in Joshua Kanter, as President and a Director of THC, but he disclaims any and all beneficial ownership of securities owned by such entity; and

(iv) 6,769 shares of common stock held by Chicago Private Investments, Inc (“CPI”). Sole voting and investment control of common stock owned by CPI is vested in Joshua Kanter, as President and a Director of CPI, but he disclaims any and all beneficial ownership of securities owned by such entity.

**	Based on 17,997,808 shares of common stock outstanding as of February 13, 2013, plus 13,725 shares underlying the warrants beneficially owned by the reporting person.

CUSIP No. 58436Q203

1.	Names of Reporting Persons Chicago Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 650,730*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 650,730*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 650,730*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.6%**

12.	Type of Reporting Person (See Instructions) CO

* Sole voting and investment control of common stock held by CII is vested in Joshua Kanter, as President and a Director of CII, but he disclaims any and all beneficial ownership of securities owned by such entity. Securities beneficially owned by CII consist of 637,005 shares of common stock, 5,357 shares of common stock subject to warrants exercisable at $4.54 per share expiring on 9/22/15 and 8,368 shares of common stock subject to warrants exercisable at $4.99 per share expiring on 4/12/16.

** Based on 17,997,808 shares of common stock outstanding as of February 13, 2013, plus 13,725 shares underlying the warrants beneficially owned by the reporting person.

Item 1.

(a)	Name of Issuer
Medgenics, Inc., a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices

555 California Street, Suite 365
San Francisco, California 94104

Item 2.

(a)	Name of Person Filing

(i)	Joshua Kanter

(ii)	Chicago Investments, Inc. (“CII”)

(b)	Address of Principal Business Office or, if none, Residence

(i)	The address for Joshua Kanter is:

7090 Union Park Avenue, Suite 460
Salt Lake City, Utah 84047

(ii)	The address for CII is:

8000 Towers Crescent Drive, Suite 1300
Vienna, Virginia 22182

(c)	Citizenship

Joshua Kanter is a citizen of the United States of America. CII is a Delaware corporation.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

58436Q203

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 on the cover page hereto for each reporting person.
(b)	Percent of class: See Row 11 on the cover page hereto for each reporting person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: See Row 5 on the cover page hereto for each reporting person.
(ii)	Shared power to vote or direct the vote: See Row 6 on the cover page hereto for each reporting person.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 on the cover page hereto for each reporting person.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 on the cover page hereto for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ Joshua Kanter
Joshua Kanter

CHICAGO INVESTMENTS, INC.

/s/ Joshua Kanter
By: Joshua Kanter
Its: President

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13G/A (including any further amendments thereto) with respect to the common stock of Medgenics, Inc., a Delaware corporation, and that this Agreement be included as an exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 14th day of February, 2013.

/s/ Joshua Kanter
Joshua Kanter

CHICAGO INVESTMENTS, INC.

/s/ Joshua Kanter
By: Joshua Kanter
Its: President